December 15, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Kari Jin Kathleen Collins

Re:	Document Security Systems, Inc. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2007 Filed March 17, 2008

Dear Staff:

On behalf of Document Security Systems, Inc., this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced annual report (the “Filing”), which were included in the Staff’s letter dated November 14, 2008 (the “Staff Letter”).

In this letter, we have reproduced your comments and have followed each comment with our response. The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter. References in the responses to “we,” “our,” “Company” or “us” mean Document Security Systems, Inc.

Note 5. Intangible Assets, page F-11

1.
With regard to the capitalization of patent legal defense costs and the subsequent impairment analyses, the Staff acknowledges that management is in possession of all of the relevant technical information, facts, and data (including that which you claim is subject to client-attorney privilege) upon which you assert you have formed a conclusion that patent legal defense costs meet the requirement for capitalization and, moreover, those capitalized costs are not impaired. Based on this limited information you have provided to us to date, we are not in a position to make a judgment on the company’s accounting conclusions with respect to these matters and, accordingly, we do not agree or disagree with your conclusions. Please ensure, however, that your disclosures fully explain your accounting for these capitalized defense costs. In this regard, you should include a comprehensive discussion of the accounting models you applied in determining that such costs qualified for capitalization as well as the models you applied in assessing impairment. The disclosure should include a discussion of the judgments you made in applying those accounting models as pertaining to the infringement case and each validity case, including how you assessed probability of success and future discounted cash flows. We suggest a discussion that chronologically follows the progression of the various actions and that indicates amounts capitalized each accounting period. Further, your discussion should include, but not be limited to, the following matters:

•
Both the positive and negative evidence supporting your decision to capitalize such costs (i.e. relationship of the patent’s inventor to members of the European anti-counterfeiting industry and the due diligence performed by counsel) and how the Company weighted the negative evidence against the positive evidence to conclude that capitalization of such costs was appropriate;

•	The impact an adverse ruling in the validity trial has on the Company’s infringement case, the potential proceeds to be received, and ultimately on your impairment analysis;
•	Alternatively, the impact a positive ruling in the validity trial has on the Company’s infringement case and on your cash flow analysis; and
•
The factors considered and assumptions used in your impairment analysis (i.e. volume of Euro banknotes; royalty rates used and appropriateness of such rates; circulation rates of the Euro banknote; and error factors used and appropriateness of such rates, etc.)

Response:

We acknowledge your comments and the Company will incorporate them, subject to confidentiality requests that the Company has requested or will request of the Staff regarding certain information concerning the litigation, into a more comprehensive disclosure of the Company’s capitalized patent defense costs in our Annual Report on Form 10−K for the year ended December 31, 2008.

Form 8-K Filed August 26, 2008

2.
We note that on August 20, 2008 the Company entered into an agreement with Trebuchet Capital Partners whereby Trebuchet has agreed to pay substantially all of the litigation costs associated with the pending validity proceedings in the ECB as well as future validity challenges in exchange for a 49% interest in the Company’s Patent and to share equally in all proceeds generated from litigation relating to the Patent (including judgments and licenses). With regards to this Agreement, please explain further the following:

•
Tell us how you are accounting for the various terms of this Agreement such as, but not limited to, the $500,000 payment by Trebuchet of the Company’s debt obligations; Trebuchet’s purchase of 100,000 shares of the Company’s common stock; the assignment of a 49% interest in the Patent; and Trebuchet’s right to receive 50% of any settlement. Tell us the basis for that accounting treatment.

•
Tell us whether there were any other funds received as part of this Agreement besides the $500,000 for the debt payment, and $400,000 from the common stock issuance and if so, tell us how you accounted for such funds.

Response:

The Company accounted for the Trebuchet transactions as follows.

In the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2008, the Company disclosed the following information in Footnote 4 related to the Trebuchet Agreement.

On August 20, 2008, the Company entered into an agreement with Trebuchet Capital Partners, LLC (“Trebuchet”) under which Trebuchet has agreed to pay substantially all of the litigation costs associated with pending validity proceedings initiated by the European Central Bank (“ECB”) in eight European countries relating to the Company’s European Patent 0 455 750B1 that the Company has claimed the ECB infringed in printing of the Euro currency (the “Patent”). Trebuchet also agreed to pay substantially all of the litigation costs associated with future validity challenges filed by the ECB or other parties, provided that Trebuchet elects to assume the defense of any such challenges, in its sole discretion, and patent infringement suits filed against the ECB and certain other alleged infringers of the Patent, all of which suits may be brought at the sole discretion of Trebuchet and may be in the name of the Company, Trebuchet or both. The Company provided Trebuchet with the sole and exclusive right to manage infringement litigation relating to the Patent in Europe, including the right to initiate litigation in the name of the Company, Trebuchet or both and to choose whom and where to sue, subject to certain limitations set forth in the agreement. Under the terms of the Agreement, the Company and Trebuchet have agreed to equally share all proceeds generated from litigation relating to the Patent, including judgments and licenses or other arrangements entered into in settlement of any such litigation. Trebuchet is also entitled to recoup any litigation expenses specifically awarded to the Company in such actions.

Under the terms of the Agreement, and in consideration for Trebuchet’s funding agreement, the Company assigned and transferred a 49% interest of all of the Company’s right, title and interest in the Patent to Trebuchet which allows Trebuchet to have a separate and exclusive interest including a separate and distinct right to exploit the Patent. Pursuant to this transaction, the Company recognized a loss on the sale of patent assets for its assignment and transfer of 49% of its ownership rights in the patent, which had a net book value of approximately $1,670,000, for proceeds of $500,000.   As a result, the Company recognized a loss on sale of patent assets of approximately $1,170,000.  The Company considered this a triggering event and reviewed its remaining capitalized patent costs for impairment as of September 30, 2008.  With the assistance of Trebuchet, the Company determined that the expected eventual outcome of the legal action and recoverability of proceeds or added economic value of the patent was still in excess of the current carrying.

The $500,000 proceeds were used to pay the Company’s existing obligation owed to Taiko III Corp.

In the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2008, the Company disclosed in Footnote 6 the following related to the Trebuchet Agreement.

Stock Issued in Private Placement -On August 20, 2008, the Company entered into an agreement with Trebuchet Capital Partners, LLC who agreed to pay substantially all of the litigation costs associated with pending validity proceedings initiated by the ECB in eight European countries relating to the Company’s European Patent 0 455 750B1 that the Company has claimed the ECB infringed in printing of the Euro currency.   Trebuchet also purchased 100,000 shares of the Company’s common stock for an aggregate purchase price of $400,000, the proceeds of which were used by the Company to pay existing litigation cost.

The proceeds from the sale of shares were accounted for as an issuance of common stock in the equity section.  There were no other funds received as a result of the agreement.  There was no accounting entry recorded by the Company as a result of the Trebuchet’s right to receive 50% of any settlement.

•	If a settlement is ultimately received from this litigation, tell us whether the total settlement will be paid first to Trebuchet and then a portion remitted to the Company, or vice versa.

Response:

In accordance with Section 4 of the Company’s Agreement with Trebuchet, the Company and Trebuchet have agreed that any funds received as a result of the covered litigation will be put into a Trust Account of Trebuchet managed by a managing lawyer selected by Trebuchet to be distributed to each party in accordance with the Agreement.    It is not known at this time which party will be the party that will first receive the settlement payments from the Trust Account.

•	Tell us whether this Agreement creates a derivative instrument and tell us the specific accounting guidance you considered in making such determination.

Response:

The Company does not believe that the agreement with Trebuchet creates a derivative instrument due to the fact that, among other things, the Agreement does not have either an underlying nor a notional amount, as defined by FASB 133 Paragraph 6, (and as amended by FASB 161), associated with the agreement.   Specifically, the Company does not consider the potential settlement payments that would come from a successful outcome of its litigation with the ECB or other entities as an underlying or notional amount that could be the basis of a derivative or hedge instrument.

•	Tell us the risks associated with this Agreement.

Response:

In the Company’s Quarterly Report on Form 10-Q d filed with the Securities and Exchange Commission on November 10, 2008, the Company disclosed the following in the Risk Factors section related to the Trebuchet Agreement.

If we lose our current litigation, we may lose certain of our technology rights, which may affect our business plan.

We are subject to litigation and alleged litigation, including without limitation our litigation with the European Central Bank, in which parties allege, among other things, that certain of our patents are invalid.  For more information regarding this litigation, see Part II Item 1- Legal Proceedings.  If the ECB or other parties are successful in invalidating any or all of our patents, it may materially affect us, our financial condition, and our ability to market and sell certain of our products based on any patent that is invalidated.   Furthermore, we have granted nearly all control over our ECB Litigation a third party, Trebuchet Capital Partners, LLC., who may or may not have the resources or capabilities to successfully defend our patent rights.

The Company will regularly review and update its risk disclosures with respect in relation to the Trebuchet Agreement and the related patent litigation involving the Company’s patents.

•
Tell us if this is a related party transaction. In this regard, we note that Trebuchet is owned by the Ergonomic Group, a private company that has a long-standing strategic relationship with, and substantial interest in, the Company.

Response:

The Company has reviewed its relationship with both The Ergonomics Group and Trebuchet for determination as to whether each entity is a related party.  The Company has concluded that both parties are not related parties under the guidance of FAS 57 as follows: FAS 57 provides guidance on disclosures of transactions between related parties. Examples of related party transactions include transactions between (a) a parent company and its subsidiaries; (b) subsidiaries of a common parent; (c) an enterprise and trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of the enterprise’s management; (d) an enterprise and its principal owners, management, or members of their immediate families; and (e) affiliates.

In accordance with FAS57, the Company reviews its relationships with The Ergonomics Group and Trebuchet in the context of the definitions provided in Appendix B of FAS 57.   As of December 11, 2008, The Ergonomics Group owns 618,300 (or 4.27%) and Trebuchet owns 100,000 (or 0.69%), respectively, of the common shares of the Company.   Collectively, The Ergonomics Group and Trebuchet own less tha 5% of the common shares of the Company.  Document Security Systems, Inc. does not have any ownership interest in either The Ergonomics Group or Trebuchet.  Accordingly, there are no levels of direct control or ownership that cross related party thresholds.   Furthermore, the Company considers if, due to the multiple business relations that the Company has with The Ergonomic’s Group, and its Executive Vice President, Robert Girards, who is also the Chief Executive Office of Trebuchet, these entities can be considered affiliates under common control as defined in FAS 57.   The Company has an Agreement with The Ergonomics Group that provides for, among other things, the distribution of the Company’s technology through EGI’s existing sales channels and to equally divide with each other the gross margin on digital sales of the Company’s  technology completed by either party.  .   To date, there has been no revenue generated by either party under this Agreement, and as a result, the Company does not believe that this relationship provides either party a significant  influence over the management or policies of either entity.   In addition, the Company considered its agreement with Trebuchet, and as described below in the FIN 46 discussion, does not believe that Trebuchet or the Ergonomics Group is a related party to the Company.

•
Tell us what impact this Agreement had on the Company’s impairment analysis of your capitalized patent costs and update the calculations provided in your July 25, 2008 response letter to support your conclusions.

Response:

As a result of the Trebuchet Agreement, the Company recognized a loss on the sale of patent assets for its assignment and transfer of 49% of its ownership rights in the patent, which amount to a net book value of approximately $1,670,000, for proceeds of $500,000.   As a result, the Company recognized a loss on sale of patent assets of approximately $1,170,000.  In addition, the Company reviewed its remaining capitalized defense costs, valued at approximately $2,271,000 at September 30, 2008, for impairment.   As previously discussed with the Staff, the Company uses an estimate of the potential proceeds of a successful outcome of its infringement litigation against the ECB as the basis for its calculation of asset recoverability.  Below is the table updated for the impact of the Trebuchet Agreement.

						Projected Cash Floww

	Total Estimated Potential Proceeds	Wicker Share	Trebuchet Share	Revised Estimated Potential Proceeds	Percent of Euro Circulation	2009	2010	2011	Error Discount Factor	Discounted Cash Projection	Undiscounted Total	NPV
				(d)	(e)							19%
European Patent EP 0455750
Method of Making a Non Replicable Document

Confirmed Valid
Germany-	150,000,000	14%	50%	64,500,000	27.08%			$17,466,600	15%	2,619,990	$17,466,600	$14,677,815
Netherlands	150,000,000	14%	50%	64,500,000	5.13%			$3,308,850	15%	496,328	$3,308,850	$2,780,546
Pending Confirmation Valid										-
Spain	150,000,000	14%	50%	64,500,000	9.97%			$6,430,650	10%	643,065	$6,430,650	$5,403,908
Italy	150,000,000	14%	50%	64,500,000	16.40%			$10,578,000	10%	1,057,800	$10,578,000	$8,889,076
Belgium	150,000,000	14%	50%	64,500,000	3.20%			$2,064,000	10%	206,400	$2,064,000	$1,734,454
Invalid										-
England					0.00%	-	-	-	0%	-	$-	$0
France					18.99%			$-	0%	-

				Potential Cash Flow		-	-	39,848,100		5,023,583	39,848,100	19,871,002

•	Tell us whether this Agreement created a variable interest entity and tell us specifically how you considered accounting for this Agreement pursuant to the guidance in FIN 46R.

Response:

The Company does not believe that its Agreement with Trebuchet created a variable interest entity.   The Company was not involved in the formation or financing of Trebuchet and has not been provided any of its Articles of Incorporation, Operating Agreements, or any other relevant corporate governance agreements for Trebuchet.   Specifically, the Company considered the guidance in FIN 46R, paragraph 5 (a) and (b) reached this conclusion through the following analysis that considers guidance in FIN 46R, specifically paragraph 5, conditions (a) and (b), and paragraph 14.

First, the Company considered whether the equity investment at risk in Trebuchet, was not sufficient for the entity to finance its activities with additional subordinated financial support by any of the parties.   The Company understands that Trebuchet’s investors initially invested $2.5 million into Trebuchet,  The Company believes that that amount of funds is sufficient to allow Trebuchet to pursue its litigation efforts for the foreseeable  future.  The Company did not contribute any of the equity investment in Trebuchet, nor does the Company have any voting rights in Trebuchet, and as a result, the Company does not have sufficient information available to it to determine whether Trebuchet meets the conditions set forth in paragraph 5(a) of FIN 46R.

Second, the Company considered the controlling interest conditions set forth in paragraph 5(b) of FIN 46R.    The Company notes that Trebuchet has the right to unilaterally make all significant decisions regarding its litigation strategies, with only procedural input from the Company.  In addition, Trebuchet’s investors will absorb all expense and losses associated with its litigation efforts.  Furthermore, Trebuchet’s right to a return from its litigation efforts, while required to be shared with the Company is not limited.    As a result, the Company concluded that the conditions set forth in paragraph 5(b) are not met.

Finally, even if Trebuchet could be considered a variable interest entity, the Company considered the guidance in FIN 46R, paragraph 14 and notes that the Company could not be considered the primary beneficiary of Trebuchet for the reasons discussed above.  Based on the above discussion, the Company has concluded that Trebuchet should not be considered for consolidation as a variable interest entity for which the Company is the primary beneficiary.

Thank you for your assistance in this matter.  Please feel free to call me at (585) 325-3610 if you have any questions about this matter.

Respectfully submitted,

DOCUMENT SECURITY SYSTEMS, INC.

By:	/s/ Patrick White
Patrick White
Chief Executive Officer

By:	/s/ Philip Jones
Philip Jones
Acting Chief Financial Officer
(Vice President of Finance)